SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  Schedule 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*



                               Exabyte Corporation
                                (Name of Issuer)

                     Common Stock, par value $.001 per share
                         (Title of Class of Securities)

                                    300615101
                                 (CUSIP Number)

                                 John R. Garrett
                        Meritage Investment Partners, LLC
                             1600 Wynkoop, Suite 300
                             Denver, Colorado 80202
                                 (303) 352-2040
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 April 17, 2003
             (Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following page(s))

CUSIP                               No.                                300615101




1. Names of Reporting Persons.

     Meritage Private Equity Fund, L.P.

     I.R.S. Identification Nos. of above persons (entities only)

     06 153 8889
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2. Check the Appropriate Box if a Member of a Group (See Instructions)

         (A)
         (B)

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3. SEC Use Only

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4. Source of Funds (See Instructions) WC

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5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d)
   or 2(e)

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6. Citizenship or Place of Organization Delaware

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Number of        7. Sole Voting Power11,534,015
Shares Bene-
ficially         8.  Shared Voting Power
Owned by Each
Reporting        9.  Sole Dispositive Power    11,534,015
Person With
                10. Shared Dispositive Power
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11. Aggregate Amount Beneficially Owned by Each Reporting Person 11,534,015

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12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
     Instructions)

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13. Percent of Class Represented by Amount in Row (11) 17.3%

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14. Type of Reporting Person (See Instructions) PN

CUSIP No. 300615101
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1. Names of Reporting Persons.

   Meritage Investment Partners, LLC

   I.R.S. Identification Nos. of above persons (entities only)

   06 152 6863
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2. Check the Appropriate Box if a Member of a Group (See Instructions)

   (A)
   (B)

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3.  SEC Use Only

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4.  Source of Funds (See Instructions) N/A

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5.  Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d)
    or 2(e)

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6.  Citizenship or Place of Organization Colorado

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Number of        7.  Sole Voting Power35,654,671
Shares Bene-
ficially         8.  Shared Voting Power
Owned by Each
Reporting        9.  Sole Dispositive Power    35,654,671
Person With
                10. Shared Dispositive Power
-------------------------------------------------------------------------------
11. Aggregate Amount Beneficially Owned by Each Reporting Person 35,654,671

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12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
    Instructions)

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13. Percent of Class Represented by Amount in Row (11) 52.6%

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14. Type of Reporting Person (See Instructions) OO

                             Introductory Statement

This amended statement on Schedule 13D relates to the Common Stock, $.001 par value per share (the "Common Stock") of Exabyte Corporation, a Delaware corporation ("Exabyte"). This amendment is filed by (i) Meritage Private Equity Fund, L.P., a Delaware limited partnership (the "Fund"), by virtue of its direct ownership of Common Stock, Series H Preferred Stock of Exabyte (the "Series H Preferred"), Series I Preferred Stock of Exabyte ("Series I Preferred"), and certain warrants of Exabyte to acquire Common Stock (the "Warrants"), and (ii) by Meritage Investment Partners, LLC, a Colorado limited liability company ("Meritage" and, together with the Fund, the "Reporting Persons"), by virtue of its direct ownership of Common Stock and being the sole general partner of the Fund. This amendment amends Items 3, 4, 5, 6 and 7 of a statement of Schedule 13D previously filed by the Reporting Persons.

Item 3. Source and Amount of Funds or Other Consideration

No change except for the addition of the following:

On April 17, 2003, the Fund executed an Overadvance Guaranty in favor of Silicon Valley Bank (the "Bank") whereby the Fund guaranteed payment of up to $2,250,000 of overadvances by the Bank to Exabyte pursuant to Exabyte's credit facility with the Bank. In connection therewith, the Fund entered into a Guarantor Agreement with Exabyte whereby Exabyte issued Meritage a total of 22,500,000 shares of Common Stock as consideration for the Fund's guarantee. In addition, the Guarantor Agreement provides that, if the guarantee remains outstanding on such dates, Meritage will receive an additional 11,250,000 shares of Common Stock on July 15, 2003 and an additional 11,250,000 shares of Common Stock on September 15, 2003. The funds required to honor the Overadvance Guaranty, if any, will be provided by the Fund, Meritage Private Equity Parallel Fund, L.P. (the "Parallel Fund") and Meritage Entrepreneurs Fund, L.P. (the "Entrepreneurs Fund" and, together with the Fund and the Parallel Fund, the "Meritage Funds") from their available cash on hand.

Item 4. Purpose of Transaction

No change except for the addition of the following:

Meritage acquired the shares of Common Stock reported in Item 5 pursuant to the Guarantor Agreement as consideration for the Overadvance Guaranty described in Items 3 and 6. The Reporting Persons intend to continuously review their investment in Exabyte, and depending upon their evaluation of the Exabyte's prospects and upon future developments (including, but not limited to,
performance  of  the  Common  Stock  in  the  market,   availability  of  funds,
alternative uses of funds, and money, stock market and general economic conditions), any of the Reporting Persons or other entities that may be deemed to be affiliated with the Reporting Persons may from time to time purchase Common Stock or other Exabyte securities, and any of the Reporting Persons or other entities that may be deemed to be affiliated with the Reporting Persons may from time to time dispose of all or a portion of the Common Stock or other Exabyte securities held by such person, or cease buying or selling Common Stock or other Exabyte securities. Any such additional purchases or sales of the Common Stock or other Exabyte securities may be in open market or privately-negotiated transactions or otherwise.

Item 5. Interest in Securities of the Issuer

No change except for the addition of the following:

The Fund directly beneficially owns 3,507,200 shares of Common Stock, 3,896,889 shares of Series H Preferred, and 2,411,200 shares of Series I Preferred. The Series I Preferred is convertible into 4,042,246 shares of Common Stock. The Fund also holds a warrant to purchase an additional 87,680 shares of Common Stock. Giving effect to the conversion of the Fund's Series H Preferred and Series I Preferred into Common Stock and the exercise of its warrant, the Fund beneficially owns approximately 17.3% of the 58,585,232 shares of Common Stock outstanding as of April 7, 2003 (adjusted for an additional 25,000,000 shares issued subsequent to such date) plus the shares issuable upon conversion and exercise of the preferred stock and warrant held by the Fund.

The Entrepreneurs Fund directly beneficially owns 64,000 shares of Common Stock, 71,111 shares of Series H Preferred, and 44,000 shares of Series I Preferred. The Entrepreneurs Fund also holds a warrant to purchase an additional 1,600 shares of Common Stock.

The Parallel Fund directly beneficially owns 428,800 shares of Common Stock, 476,445 shares of Series H Preferred and 294,800 shares of Series I Preferred. The Parallel Fund also holds a warrant to purchase an additional 10,720 shares of Common Stock.

Meritage directly beneficially owns 22,500,000 shares of Common Stock, which were acquired on April 21, 2003 pursuant to the Guarantor Agreement. Such shares of Common Stock are held by Meritage for the benefit of the Meritage Funds, and Meritage intends to transfer such shares to the Meritage Funds at a later date. In addition, by virtue of the relationships described in Item 2, Meritage may be deemed to indirectly beneficially own (i) the 100,000 shares of Common Stock obtainable by the Meritage Funds upon exercise of their warrants, (ii) the 4,000,000 shares of Common Stock directly beneficially owned by the Meritage Funds, (iii) the 4,444,445 shares of Series H Preferred that are directly beneficially owned by the Meritage Funds and the 4,444,445 shares of Common Stock obtainable upon conversion of such Series H Preferred, and (iv) the 2,750,000 shares of Series I Preferred that are directly beneficially owned by the Meritage Funds and the 4,610,226 shares of Common Stock obtainable upon conversion of such Series I Preferred. Giving effect to the conversion of all such Series H Preferred and Series I Preferred into Common Stock and the exercise of the warrants, Meritage may be deemed to indirectly beneficially own approximately 52.6% of the Common Stock outstanding (determined as described above) plus the shares issuable upon conversion and exercise of the preferred stock and warrants held by the Meritage Funds.

Each of Meritage and the Meritage Funds has the sole power to vote, or direct the voting of, the Common Stock beneficially owned by it and the sole power to dispose of, or to direct the disposition of, the Common Stock beneficially owned by it. Notwithstanding the foregoing, pursuant to their respective limited partnership agreements, the Meritage Funds are required to participate in all acquisition and disposition transactions on an equal, pro rata basis.

The first full paragraph under Item 3 is incorporated by reference into this
Item 5.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Guarantee. Pursuant to the Overadvance Guaranty filed as an exhibit hereto and incorporated into this Item 6 by reference, the Fund guaranteed payment of up to $2,250,000 of overadvances borrowed by Exabyte pursuant to Exabyte's credit facility with Silicon Valley Bank. As security for the repayment of amounts funded under the guarantee, the Fund entered into a security agreement with Exabyte pursuant to which the Fund received a security interest in certain intellectual property of Exabyte. Pursuant to a separate subordination agreement, the Fund agreed to subordinate its claim for repayment of amounts advanced under the guarantee as well as its security interest to the loans and security interests of Silicon Valley Bank.

Guarantor Agreement. Pursuant to the Guarantor Agreement filed as an exhibit hereto and incorporated into this Item 6 by reference, Exabyte issued Meritage a total of 22,500,000 shares of Common Stock as consideration for the Fund's guarantee. In addition, if the guarantee remains outstanding on such dates, Meritage will receive an additional 11,250,000 shares of Common Stock on July 15, 2003 and an additional 11,250,000 shares of Common Stock on September 15, 2003.

The foregoing descriptions of the Guarantee and Guarantor Agreement are qualified in its entirety by reference to the text of the Guarantee and Guarantor Agreement filed as exhibits to this Statement on Schedule 13D.

Item 7. Material to be Filed as Exhibits

Exhibit Number Description

9 Overadvance Guaranty by Meritage Private Equity Fund, L.P. in favor of Silicon Valley Bank dated April 17, 2003

10 Guarantor Agreement dated April 17, 2003 among Exabyte Corporation, Meritage Private Equity Fund, L.P. and Tom Ward

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Meritage Private Equity Fund, L.P.
Meritage Investment Partners, LLC



Date: April 21, 2003 ___/s/ Laura I.  Beller_____________________________
Laura I. Beller, as managing member of Meritage Investment Partners, LLC, general partner of Meritage Private Equity Fund, L.P.

                                    Exhibit 9

                              OVERADVANCE GUARANTY

In consideration of advances by SILICON VALLEY BANK ("Bank") in excess of the Credit Limit (as defined in the Loan and Security Agreement dated June 18, 2002, as amended, including the Third Modification Agreement dated April 17, 2003, (the "Agreement")), by and between Bank and Exabyte Corporation, a Delaware corporation ("Borrower"), Meritage Private Equity Fund, L.P., a Delaware limited partnership ("Guarantor") unconditionally and irrevocably guarantees payment of the Guarantee Amount as set forth below.

Capitalized terms used in this Overadvance Guaranty (the "Guaranty") and defined in the Agreement shall have the meanings set forth in the Agreement, unless otherwise defined herein.

The amount of the obligation (the "Guarantee Amount") of Guarantor pursuant to this Guaranty shall be equal to the lesser of (x) $2,250,000 million (the "Maximum Guarantee Amount"), or (y) 90% of the amount of outstanding Loans under the Agreement in excess of the Credit Limit determined under the Agreement on the earlier of (i) the Maturity Date, (ii) the date on which the Bank accelerates the maturity of the Obligations under the Agreement or otherwise exercises remedies under the Agreement, or (iii) the date on which a bankruptcy petition is filed by or against the Borrower. Notwithstanding the foregoing, in the event that Bank determines to adjust advance rates with respect to the Credit Limit or the eligibility definitions under the Agreement without
Guarantor's consent, Bank agrees to give 20 days' advance notice of such adjustment to Guarantor prior to the effectiveness of such adjustment, and the Maximum Guarantee Amount shall be reduced to equal the amount of the outstanding Loans in excess of the Credit Limit in effect immediately prior to such
adjustment;   provided   however  that  such  excess  amount  shall  not  exceed
$2,250,000.

     1. If Borrower has not paid the Obligations when due under the Agreement, whether at maturity or upon acceleration of the Obligations, Guarantor will upon written demand by Bank and subject to the limitations set forth in
     Section 5 below, pay to Bank the Guarantee Amount, plus interest thereon at the applicable rate provided in the Agreement from the date on which such Guarantee Amount is due and payable hereunder until paid in full.

     2. Guarantor's obligations hereunder are independent of Borrower's obligations and separate actions may be brought against Guarantor (whether action is brought against Borrower or whether Borrower is joined in the action). Guarantor waives the benefit of any statute of limitations affecting its liability. Guarantor's liability is not contingent on the genuineness or enforceability of the Agreement. Guarantor hereby expressly represents that it was not induced to give this Guaranty by the fact that there are or may be other guarantors either under this Guaranty or otherwise, and Guarantor agrees that any release of any one or more of such other guarantors shall not release Guarantor from its obligations hereunder in whole or in part.

     3. Guarantor consents and agrees that Bank may, from time to time, do any one or more of the following in Bank's reasonable business judgment and to the extent permitted by the Agreement, without notice to Guarantor and without affecting or impairing the obligations of Guarantor hereunder: (a) accelerate, accept partial payments of, compromise, settle, renew, extend the time for the payment, discharge, or performance of, refuse to enforce, and release all or any parties to, any of the Obligations; (b) grant any other indulgence to Borrower or any other person in respect of any of the Obligations or any other matter; (c) accept, release, waive, surrender, enforce, exchange, modify, impair or extend the time for the performance, discharge, or payment of, any property securing any of the Obligations or any guaranty of any of the Obligations, or refuse to enforce its rights or make any compromise or settlement or agreement therefor in respect of any such property; (d) substitute or add, or take any action or omit to take any action which results in the release of, any one or more endorsers or guarantors of all or any part of the Obligations, including without limitation one or more parties to this Guaranty, regardless of any destruction or impairment of any right of contribution or other right of Guarantor; (e) amend, alter or change in any respect any term or provision relating to any of the Obligations, including the rate of interest thereon; and (f) apply any sums received from the disposition of any collateral or security securing the Obligations to any of the Obligations in such manner and order as Bank determines in its sole discretion, regardless of whether or not such Obligations is secured or is due and payable. Guarantor hereby acknowledges that the outstanding amount of the Loans (and therefore the potential Guarantee Amount) during the duration of this Guaranty may increase or decrease hereafter.

     4. Except as provided in Section 5 below, Guarantor waives:

          a. Any right to require Bank to (i) proceed against Borrower or any other person; (ii) proceed against or exhaust any security or to marshal any assets or collateral, if any such right exists in favor of Guarantor, or (iii) pursue any other remedy. Bank may exercise or not exercise any right or remedy it has against Borrower or any security it holds (including the right to foreclose by judicial or nonjudicial sale) without affecting Guarantor's liability hereunder, except as otherwise set forth below.

          b. Any defenses from disability or other defense of Borrower or from the cessation of Borrower's liabilities.

          c. Any setoff, defense or counterclaim against Bank.

          d. Any defense from the absence, impairment or loss of any right of reimbursement or subrogation or any other rights against Borrower. Until Borrower's obligations to Bank have been paid in full and otherwise fully satisfied, Guarantor shall have no right to assert or otherwise exercise its subrogation or other rights against Borrower by reason of Guarantor's obligations hereunder.

          e. Any right to enforce any remedy that Bank has against Borrower.

          f. Any rights to participate in any security held by Bank, until Bank is paid in full.

          g. Any demands for performance, notices of nonperformance or of new or additional indebtedness. Guarantor is responsible for being and keeping itself informed of Borrower's financial condition and the amount of the potential Guarantee Amount at any time. Unless Guarantor requests particular information, Bank has no duty to provide information to Guarantor.

          h. The benefits of California Civil Code sections 2809, 2810, 2819, 2845, 2847, 2848, 2849, 2850, 2899 and 3433.

     5. Notwithstanding the foregoing, Lender agrees that prior to demanding payment under this Guaranty or otherwise proceeding against Guarantor Lender will use its good faith efforts to exhaust its remedies against the Collateral and to apply the proceeds thereof to the repayment of the Obligations for a period of 270 days from the earlier of (i) the Maturity Date or (ii) the date on which the Bank accelerates the maturity of the Obligations under the Agreement or otherwise exercises remedies under the Agreement, subject to the limitations provided below, notwithstanding the foregoing, however, upon the commencement of a bankruptcy case by or against Borrower, Bank shall not be required to undertake any action to enforce its rights against the Collateral prior to enforcement of the Guarantee, provided however that Bank shall not demand payment under this Guaranty or otherwise seek to enforce this Guaranty for a period of 270 days after the commencement of such bankruptcy proceeding. Further, Bank's agreement to so forbear from exercising rights against Guarantor shall immediately terminate upon the occurrence of any of the following:

          a. The appointment of a receiver or initiation of a proceeding under Title 11 of the United States Code (hereinafter, as may be amended, modified, or revised, the "Bankruptcy Code") or any insolvency or similar statute against Guarantor, whether or not such a proceeding is with or without the consent of Guarantor;

          b. Commencement of any action by Guarantor seeking to invalidate this Guaranty or to suspend or stay the enforcement of any action commenced by Bank against Borrower or Guarantor;

          c. The transfer or encumbrance of any assets of Guarantor out of the ordinary course which Bank reasonably determines is with the intent to defraud or conceal Guarantor's assets from creditors;

          d. The misappropriation of any assets of Borrower by Guarantor;

          e. The entry of any judgment or judgment in an amount exceeding Five Hundred Thousand Dollars ($500,000.00) in the aggregate against Guarantor that is not discharged or stayed (by appeal or otherwise) within thirty (30) days from the entry thereof; or

          f. Any warranty, representation, statement, report, or certificate made or delivered to Bank by Guarantor being incorrect, false, untrue, or misleading when given in any material respect.

     6. Guarantor acknowledges that, to the extent Guarantor has or may have rights of subrogation or reimbursement against Borrower for claims arising out of this Guaranty, those rights may be impaired or destroyed if Bank elects to proceed against any real property security of Borrower by non-judicial foreclosure. That impairment or destruction could, under certain judicial cases and based on equitable principles of estoppel, give rise to a defense by Guarantor against its obligations under this Guaranty. Guarantor waives that defense and any others arising from Bank's election to pursue such non-judicial foreclosure. Guarantor waives the benefits, if any, of any statutory or common law rule that may permit a subordinating creditor to assert any defenses of a surety or guarantor, or that may give the subordinating creditor the right to require a senior creditor to marshal assets, and Guarantor agrees that it shall not assert any such defenses or rights. Without limiting the generality of the foregoing, Guarantor waives all benefits and defenses under California Code of Civil Procedure Sections 580a, 580b, 580d and 726, to the extent they apply.

     7. If Borrower becomes insolvent or is adjudicated bankrupt or files a petition for reorganization, or similar relief under the United States Bankruptcy Code, or if an involuntary petition under the United States Bankruptcy Code is filed against Borrower and/or any obligation under the Agreement is terminated or rejected or any obligation of Borrower is modified or if Borrower's obligations are avoided, Guarantor's liability will not be affected and its liability will continue. If Bank must return any payment because of the insolvency, bankruptcy or reorganization of Borrower, Guarantor or any other guarantor, this Guaranty will remain effective or be reinstated.

     8. Guarantor subordinates any indebtedness of Borrower it holds to Bank; and Guarantor will collect, enforce and receive payments with respect to such indebtedness as Bank's trustee and will pay Bank those payments without reducing or affecting its liability under this Guaranty.

     9. Guarantor will pay Bank's reasonable attorneys' fees and other costs and expenses incurred enforcing this Guaranty, unless it is determined that Bank's enforcement hereof was in violation of the provisions of this Guaranty in which event Bank will pay Guarantor's reasonable attorneys' fees and other costs and expenses incurred defending such wrongful enforcement action. This Guaranty may not be waived, revoked or amended without Lender's prior written consent. If any provision of this Guaranty is unenforceable, all other provisions remain effective. This Guaranty is the entire agreement among the parties about this guaranty. No prior dealings, no usage of trade, and no parol or extrinsic evidence may supplement or vary this Guaranty. Bank may not assign this Guaranty without Guarantor's consent. This Guaranty benefits Bank, its successors and permitted assigns. This Guaranty is in addition to any other guaranties Bank obtains.

     10. Guarantor represents and warrants that (i) it has taken all action necessary authorize execute, deliver and perform this Guaranty, (ii) execution, delivery and performance of this Guaranty do not conflict with any agreements to which it is party and (iii) this Guaranty is a valid and binding obligation, enforceable against Guarantor according to its terms.

     11.  Guarantor  will  execute  other   instruments  and  take  action  Bank
     reasonably requests to effect the purposes of this Guaranty.

     12. This Guaranty is governed by Colorado law, without regard to conflicts of laws. GUARANTOR WAIVES ITS RIGHT TO A JURY TRIAL OF ANY ACTION ARISING OUT OF THIS GUARANTY, INCLUDING CONTRACT CLAIMS, TORT CLAIMS, AND ALL OTHER CLAIMS. Guarantor submits to the non-exclusive jurisdiction of the state and federal courts in Santa Clara County, California.

     13. Guarantor is fully aware of the financial condition of Borrower and is executing and delivering this Guaranty at Borrower's request and based solely upon its own independent investigation of all matters pertinent hereto, and Guarantor is not relying in any manner upon any representation or statement of Bank with respect thereto. Guarantor represents and warrants that it is in a position to obtain, and Guarantor hereby assumes full responsibility for obtaining, any additional information concerning Borrower's financial condition and any other matter pertinent hereto as Guarantor may desire, and Guarantor is not relying upon or expecting Bank to furnish to it any information now or hereafter in Bank's possession concerning the same or any other matter. By executing this Guaranty, Guarantor knowingly accepts the full range of risks encompassed within a contract of continuing guaranty, which risks Guarantor acknowledges include without limitation the possibility that Borrower will incur additional Obligations for which Guarantor will be liable hereunder after Borrower's financial condition or ability to pay the Obligations has deteriorated.

     14. Notwithstanding anything contained herein or under applicable law or equity to the contrary, in the event that Guarantor pays to Bank the Guarantee Amount as provided herein, Guarantor shall be deemed to have purchased a participation interest in the Loans in an amount equal to the Guarantee Amount and the Guarantor will be subrogated to the rights of Bank under the Agreement with respect to the Guarantee Amount, including rights to all remaining Collateral to the extent of the Guarantee Amount so paid, provided however that the Guarantor's interests in the Loans and/or the Collateral shall be junior and subordinate to the rights and interests of Bank to such Loans and/or Collateral and Bank shall have no duties or responsibilities to Guarantor of any nature or kind and Guarantor shall be expressly limited in pursuing any rights as a result of such interest and subrogation until Borrower's Obligations to Bank under and in connection with the Agreement have been paid in full, including without limitation all principal, interest, fees, charges and costs of collection and enforcement such as attorneys' fees and expenses and expert fees and expenses.

     15. This Guaranty shall expire on the earlier of (x) the first date on which the outstanding Loans have not exceeded the Credit Limit (determined without regard to the Maximum Credit Limit) for a period of 60 consecutive days after the execution and delivery of this Guaranty, or (y) the closing of an offering of the Borrower's securities resulting in net proceeds to the Borrower of a minimum amount of $2,500,000 provided that at such time the outstanding Loans under the Agreement are not in excess of the Credit Limit under the Loan Agreement or the proceeds of such offering are used to bring the Loans within the Credit Limit.

     16. In the event that the Loans exceed the Credit Limit plus $2,500,000, Lender shall provide a five (5)-day cure period to Guarantor prior to accelerating Borrower's Obligations or exercising any remedies under the Agreement.

     17. Notices under this Guaranty shall be governed by the notice provision of the Agreement with notice to Guarantor at the following address:
     Meritage Private Equity Funds, 1600 Wynkoop Street, Suite 300, Denver, Colorado 80202, Attention: Stephanie Smeltzer, phone number 303/352-2049 and fax number 303/352-2050.

Dated April 17, 2003

GUARANTOR:

Meritage Private Equity Fund, L.P.

By Meritage Investment Partners, LLC
Its General Partner

                     By:__________________________________

                                   Exhibit 10

                               GUARANTOR AGREEMENT


This Guarantor  Agreement (the  "Agreement")  is made as of April 17, 2003 among
(i) Exabyte Corporation, a Delaware corporation (the "Company"), (ii) Meritage Private Equity Fund, L.P. ("Meritage"), and (iii) Tom Ward ("Ward"). Each of Meritage and Ward is referred to herein as a "Guarantor" and are collectively referred to herein as the "Guarantors."

The Company is party to a Loan and Security Agreement with Silicon Valley Bank (the "Bank") dated June 18, 2002, as amended (the "Loan Agreement"). The Company is currently in default under the Loan Agreement and has outstanding borrowings in excess of the amounts permitted under the Loan Agreement. In order to induce the Bank to waive existing defaults, to effect certain modifications to the Loan Agreement and to forbear from exercising remedies under the Loan Agreement, the Company has requested the Guarantors to guarantee the repayment of over-advances under the Loan Agreement pursuant to Overadvance Guaranties of even date herewith providing for several guarantees by the Guarantors in the aggregate amount of $2.5 million (the "Guarantee"). The Company and the Guarantors desire to provide for compensation to the Guarantors with respect to their extension of the Guarantee pursuant to the Overadvance Guaranties.

In consideration of the mutual undertakings set forth herein, the parties hereby agree as follows:

Section 1. Agreements of the Guarantors. The Guarantors hereby severally agree to execute and deliver the Overadvance Guaranties to the Bank on the date hereof.

Section 2. Agreements of the Company. In consideration of the execution and delivery of the Overadvance Guaranties, the Company hereby agrees (i) to issue to the Guarantors or their designees, within two business days of the date hereof, their pro rata portions of 25.0 million fully paid and non-assessable shares of the Company's common stock; (ii) if the Guarantee remains in effect on July 15, 2003, to issue to the Guarantors or their designees on such date their pro rata portions of an additional 12.5 million fully paid and non-assessable shares of the Borrower's common stock; and (iii) if the Guaranty remains in effect on September 15, 2003, to issue to the Guarantors or their designees on such date their pro rata portions of an additional 12.5 million fully paid and non-assessable shares of the Borrower's common stock. Such share totals shall be appropriately adjusted to reflect any stock splits, stock dividends and stock combinations affecting the common stock occurring after the date hereof and prior to such issuances. For purposes of this Section 2, the "pro rata portions" of the Guarantors are 90% in the case of Meritage and 10% in the case of Ward. Notwithstanding the foregoing, each Guarantor shall have the right to receive, in lieu of an issuance of shares pursuant to the foregoing provisions, warrants to purchase an equal number of shares of the Company's common stock with an exercise price equal to then-current market value.

The Company agrees to reserve a sufficient number of shares of its common stock to satisfy its obligations pursuant to the foregoing paragraph and, if necessary, to effect a reverse split of its common stock in order to maintain sufficient authorized shares of common stock. The Guarantors acknowledge that the Company currently has 100,000,000 shares of authorized common stock, and 80,295,138 shares of common stock issued or reserved for issuance in respect of outstanding preferred stock, warrants and options. In order to avoid a violation by the Company of this covenant and the representations in Section 3, each Guarantor agrees not to exercise any options or warrants to purchase common stock, or convert any preferred stock into common stock, until the number of authorized shares of common stock available for issuance is increased, whether by an increase in the number of shares of authorized common stock or a reverse stock split. The Company further agrees that, so long as the Overadvance Guaranties are in effect, to provide the Guarantors with copies of all reports and other information provided to the Bank concurrently with their delivery to the Bank, and to notify the Guarantors in advance of all borrowings under the Loan Agreement in excess of the "Credit Limit" as defined therein, which notice shall specify in reasonable detail the use of proceeds of such borrowings.

Section 3. Representations and Warranties. The Company represents and warrants that (i) it has taken all action necessary authorize, execute, deliver and perform this Agreement, (ii) its execution, delivery and performance of this Agreement does not conflict with any agreements to which it is party, (iii) this Agreement is a valid and binding obligation, enforceable against the Company according to its terms, and (iv) when issued in accordance with Section 2 above, the shares of common stock issued to the Guarantors hereunder will be duly authorized, validly issued, fully paid and non-assessable. Each Guarantor represents and warrants that (i) it has taken all action necessary authorize, execute, deliver and perform this Agreement, (ii) its execution, delivery and performance of this Agreement does not conflict with any agreements to which it is party, and (iii) this Agreement is a valid and binding obligation, enforceable against such Guarantor according to its terms.

Section 4. Miscellaneous. This Agreement may not be waived, revoked or amended without the prior written consent of all parties. If any provision of this Agreement is unenforceable, all other provisions shall remain effective. This Agreement is the entire agreement among the parties concerning the subject matter hereof, and shall inure to the benefit of the parties and their respective successors. This Agreement shall be governed by and construed in accordance with the laws of the State of Colorado, without regard to conflicts of laws. The Company agrees to reimburse the Guarantors for all legal fees incurred in connection with this Agreement and the enforcement thereof.

IN WITNESS WHEREOF, the parties have executed this Agreement as of April 17, 2003.

EXABYTE CORPORATION



By: __________________________________
Title:

MERITAGE PRIVATE EQUITY FUND, L.P.

By Meritage Investment Partners, LLC
Its General Partner


By: __________________________________
Title:



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